Hollysys Automation Technologies Wins Follow-on Contract to Provide

Its Ground-based High-Speed Railway Signaling System to the

Dazhou-Chengdu Line

Beijing, China – June 1, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has been awarded a follow-on high-speed railway signaling contract by the Chengdu Railway Bureau in supplying its ground-based high-speed rail signaling system, Train Control Centers (TCC), for the Phase II of the Dazhou-Chengdu high-speed railway line. The contract value totaled to US $ 4 .58 million, or RMB 31.3 million.

Hollysys’ ground-based signaling system TCC works together with the on-board signaling equipment ATP (Automatic Train Protection), as the crucial control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway traffic and operation.

This newly awarded contract is a subsequent order placed on Hollysys for its TCC products. Hollysys has successfully designed, manufactured, delivered, and commissioned its TCC products for the Phase I of the Dazhou-Chengdu line connecting Chengdu city and Suining city, which has been operating smoothly since July, 2009. The Phase II extends from Suining city to Dazhou city with an additional 180 km in length, and is scheduled for operation by September, 2010. Hence, Hollysys’ TCCs will be deployed for the entire 374 km Dazhou-Chengdu high-speed railway line, the very first high-speed line built in the southwest of China with a 200kph designed traveling speed.

Dr. Changli Wang, Hollysys’ CEO and Chairman of the Board, commented, “We are very pleased to sign the follow-on contract to supply our TCC products to the Phase II of the Dazhou-Chengdu high-speed railway line. The new contract win is a solid recognition from China’s Chengdu Railway Bureau on our strong project implementation capabilities and high-quality TCC products, for which we completed all the delivery within two months horizon to accommodate the tight commissioning schedule. Having our high-speed railway signaling systems deployed for the entire Dazhou-Chengdu railway line signifies that Hollysys has successfully established its foothold in the Southwest part of China’s high-speed railway market, and will enable Hollysys to obtain its fair share in the imminent high-speed railway build-out of China’s southwest region.”

About Chengdu Railway Bureau
Chengdu Railway Bureau is a regional bureau affiliated with the Ministry of Railways. The bureau was founded in 1952 in Chengdu, the capital of Sichuan. The main business of the bureau includes passenger and freight traffic services, including loading, unloading, transferring and warehousing; rail infrastructure survey, design, construction and management; purchases and sales of railway material and other material not banned by the government; and logistics services within the railway system. Chengdu Railway Bureau is in charge of 12 primary railway routes covering Sichuan, and Guizhou provinces and Chongqing City, with an operating length of 5,108.784 kilometers.

Hollysys Automation Technologies, Ltd.	Page 2

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200-250kph high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300-350kph high-speed rail segment.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the significance of the Da-Cheng contract win and the Company’s ability to successfully implement the project; the Company’s ability to benefit from market opportunities in the high-speed railway segment through 2011 as a result of the Chinese government’s stimulus plan; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
###

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Hollysys Automation Technologies, Ltd.	Page 3

Or
Serena Wu
Investor Relations
646-593-8125
serena.wu@hollysys.com